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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          VOICE CONTROL SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

                            VULCAN MERGER SUB, INC.
                          A WHOLLY OWNED SUBSIDIARY OF
                 PHILIPS ELECTRONICS NORTH AMERICA CORPORATION
                       AN INDIRECTLY OWNED SUBSIDIARY OF

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                          (ROYAL PHILIPS ELECTRONICS)
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   92861B100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               WILLIAM E. CURRAN
                                   PRESIDENT
                          1251 AVENUE OF THE AMERICAS
                                   20TH FLOOR
                            NEW YORK, NEW YORK 10020
                                  212-536-0500
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                                   COPIES TO:
                             NEIL T. ANDERSON, ESQ.
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

                           CALCULATION OF FILING FEE

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              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
-------------------------------------------------------------------------------------------------------
                    $67,728,748                                           $13,546
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

* The transaction valuation set forth herein has been calculated solely for the purpose of computing the filing fee pursuant to Exchange Act Rule 0-11. The valuation was determined by adding (i) 13,742,639 shares of common stock, par value $0.01 per share (the "Shares"), of Voice Control Systems, Inc. outstanding as of May 9, 1999, (ii) 2,212,473 Shares issuable upon exercise of outstanding stock options and (iii) 977,075 Shares issuable upon exercise of outstanding warrants, and multiplying the sum by $4.00, the amount per Share offered by the Bidders in the tender offer.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
   Amount Previously Paid: None                  Filing Party: N/A
   Form of Registration No.: N/A                 Date filed: N/A

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

                                 SCHEDULE 14D-1

    CUSIP NO. 92861B100

---------------------------------------------------------------------------
  1        NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Koninklijke Philips Electronics N.V. (Royal Philips
           Electronics)
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS
           WC; OO
---------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) OR 2(f)
           [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           The Netherlands
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0 Shares
---------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES
           [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           0%
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON
           HC; CO
---------------------------------------------------------------------------

                                 SCHEDULE 14D-1

    CUSIP NO. 92861B100

---------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Philips Holding USA Inc.
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS
           AF
---------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) OR 2(f)
           [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0 Shares
---------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES
           [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           0%
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON
           HC
---------------------------------------------------------------------------

                                 SCHEDULE 14D-1

    CUSIP NO. 92861B100

---------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Philips Electronics North America Corporation
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS
           AF
---------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) OR 2(f)
           [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0 Shares
---------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES
           [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           0%
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON
           CO
---------------------------------------------------------------------------

                                 SCHEDULE 14D-1

    CUSIP NO. 92861B100

---------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Vulcan Merger Sub, Inc.
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS
           AF
---------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) OR 2(f)
           [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0 Shares
---------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES
           [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           0%
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON
           CO
---------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Voice Control Systems, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 14140 Midway Road, Suite 100, Dallas, Texas 75244.

     (b) The class of securities to which this statement relates is the common stock, par value $0.01 per share (the "Shares") of the Company. The information set forth in the introductory section and Section 1 of the Offer to Purchase (the "Offer to Purchase") annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d); (g) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Koninklijke Philips Electronics N.V., a company incorporated under the laws of The Netherlands ("Royal Philips"), Philips Holding USA Inc., a Delaware corporation ("Philips Holding"), Philips Electronics North America Corporation, a Delaware corporation ("Parent"), and Vulcan Merger Sub, Inc., a Delaware corporation (the "Purchaser") are set forth in Schedule A to the Offer to Purchase and are incorporated herein by reference.

     (e)-(f) During the last five years, none of the Purchaser, Parent, Philips Holding, Royal Philips, or, to the best of their respective knowledge, any of the directors or executive officers of the Purchaser, Parent, Philips Holding or Royal Philips has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the introductory section and Sections 9 and 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in Section 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) The information set forth in the introductory section and Sections 7, 10, 12 and 14 of the Offer to Purchase is incorporated herein by reference. Except as set forth in such sections of the offer to Purchase, none of the Purchaser, Parent, Philips Holding, or Royal Philips currently has any plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (c) any change in the present board of directors or management of the Company including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board of directors of the Company; (d) any material change in the Company's corporate structure or business; (f) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; or (g) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in Sections 9, 10 and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the introductory section and Sections 9, 10 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

     (b)-(d) The information set forth in Sections 7 and 15 of the Offer to Purchase is incorporated herein by reference.

     (e)-(f) Not applicable.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)    Offer to Purchase, dated May 14, 1999.
(a)(2)    Letter of Transmittal.
(a)(3) Letter to brokers, dealers, commercial banks, trust companies and other nominees.
(a)(4) Letter to clients to be used by brokers, dealers, commercial banks, trust companies and other nominees.
(a)(5)    Notice of Guaranteed Delivery.
(a)(6)    Guidelines to Substitute Form W-9.
(a)(7) Letter to former holders of common stock of VCS Industries, Inc. and Voice Processing Corporation.
(a)(8)    Press release, dated May 9, 1999, announcing tender offer.
(a)(9)    Newspaper advertisement, dated May 14, 1999, published in
          The Wall Street Journal.
(b)       None.
(c)(1)    Agreement and Plan of Merger, dated May 9, 1999, among
          Parent, the Company and the Purchaser.
(c)(2)    Employment Agreement, dated May 9, 1999, between Parent and
          Peter J. Foster.
(c)(3)    Employment Agreement, dated May 9, 1999, among Parent, the
          Company and Dr. Thomas B. Schalk.
(c)(4)    Employment Agreement, dated May 9, 1999, between Parent and
          Kim S. Terry.
(d)       None.
(e)       Not applicable.
(f)       None.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 1999

                                          KONINKLIJKE PHILIPS ELECTRONICS N.V.

                                          By: /s/ ERIC P. COUTINHO

                                            ------------------------------------
                                            Name: Eric P. Coutinho
                                            Title: Director and Deputy Secretary

                                          PHILIPS ELECTRONICS HOLDING USA INC.

                                          By: /s/ WILLIAM E. CURRAN

                                            ------------------------------------
                                            Name: William E. Curran
                                            Title: Senior Vice President-Finance

                                          PHILIPS ELECTRONICS NORTH AMERICA
                                          CORPORATION

                                          By: /s/ WILLIAM E. CURRAN

                                            ------------------------------------
                                            Name: William E. Curran
                                            Title: Senior Vice President and
                                              Chief Financial Officer

                                          VULCAN MERGER SUB, INC.

                                          By: /s/ WILLIAM E. CURRAN

                                            ------------------------------------
                                            Name: William E. Curran
                                            Title: President and Chief Executive
                                              Officer

                                 EXHIBIT INDEX

EXHIBIT
 NUMBER                           DESCRIPTION
--------                          -----------
(a)(1)    Offer to Purchase, dated May 14, 1999.
(a)(2)    Letter of Transmittal.
(a)(3)    Letter to brokers, dealers, commercial banks, trust
          companies and other nominees.
(a)(4)    Letter to clients to be used by brokers, dealers, commercial banks, trust companies and other nominees.
(a)(5)    Notice of Guaranteed Delivery.
(a)(6)    Guidelines to Substitute Form W-9.
(a)(7)    Letter to former holders of common stock of VCS Industries,
          Inc. and Voice Processing Corporation.
(a)(8)    Press release, dated May 9, 1999, announcing tender offer.
(a)(9)    Newspaper advertisement, dated May 14, 1999, published in
          The Wall Street Journal.
(b)       None.
(c)(1)    Agreement and Plan of Merger, dated May 9, 1999, among
          Parent, the Company and the Purchaser.
(c)(2)    Employment Agreement, dated May 9, 1999, between Parent and
          Peter J. Foster.
(c)(3)    Employment Agreement, dated May 9, 1999, among Parent, the
          Company and Dr. Thomas B. Schalk.
(c)(4)    Employment Agreement, dated May 9, 1999, between Parent and
          Kim S. Terry.
(d)       None.
(e)       Not applicable.
(f)       None.